

May 10, 2017

<u>Via E-Mail</u>
Karen J. Dearing
Chief Financial Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, Michigan 48034

       Re: Sun Communities, Inc.
           Form 10-K for the fiscal year ended December 31, 2016
           Filed February 23, 2017
           File No. 001-12616

Dear Ms. Dearing:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

<u>Consolidated Statements of Cash Flows, page F-8</u>

1. Please tell us the nature of the $11.2 million "Gain on disposition of assets" presented in your statement of cash flows in fiscal year 2016, how your statement of operations reflects this gain and your basis for this presentation.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities